Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following is a customer letter sent by NXP on July 7, 2015.

July 7, 2015

Dear customer,

I refer to my earlier customer letters explaining about the proposed acquisition of NXP’s RF Power business by JianGuang Asset Management Co. Ltd (JAC Capital).

As you may know, my team has been busy meeting with and responding to questions from customers about the setup of the new company and about our plans with the business going forward. The transaction is currently undergoing review by regulatory authorities, which we expect to be completed in the coming months. Closing is planned for the second half of this year.

Now that we are further along in the planning process, I wanted to update you about our current intentions (and those of our future shareholder JAC Capital).

My first priority is and remains business continuity and reliability in accordance with the plans my team and my business had made prior to the announcement. We continue to prioritize the protection of the intellectual property and business secrets of our customers in accordance with past practice and in line with generally applied practices in the semiconductor industry. Samba NL will adopt (and JAC Capital will actively endorse) confidentiality and IP protection policies similar as those of NXP.

NXP and JAC Capital have agreed that, prior to closing of the sale, NXP will transfer the full RF Power business into a new legal structure, using a Dutch entity (“Samba NL”) as the top company that will own the RF Power IP and the Dutch headquarter and other operations. For parts of the other RF Power business in other countries, such as the Philippines, China, France and the US, there will be dedicated new legal entities of which the shares will be held by Samba NL.

My RF Power management team and I will transfer to Samba NL. I will be appointed as CEO of Samba NL and Mr Kin Wah Loh (currently EVP for NXP Semiconductors) will leave NXP and join Samba NL as the vice Chairman of the supervisory board to supervise the successful transition.

JAC Capital has committed to executing our business plan and intends to enable us to accelerate and even increase certain investments in R&D so as bring our innovations to the market earlier than originally planned. As informed before, JAC Capital is an investment fund (Sovereign Wealth Fund) operating according the Santiago Principles. They are a financial institution and they will hold me and my team accountable for achieving the revenue and profit targets in relation to our global business ambitions.

There will be a manufacturing services agreement between NXP and Samba NL to ensure continuous and undisrupted support of all LDMOS wafer production out of ICN8 Nijmegen (NXP) for at minimum five years. In addition, Samba is in the process of qualifying an alternative reputable source in Taiwan that within the next two years will take over Samba’s needs for new wafer products in LDMOS 10 and beyond, so as to ultimately fully discontinue Samba’s dependence on ICN8 supplies. In the meantime, adequate IT protection and other ring-fencing measures are prepared to ensure that no Samba information is leaked to other parts within NXP.

After closing, our customers will continue to be our highest priority. Samba will continue to offer superior products and will be committed to innovation in every new generation. I hope that you are as excited about the transaction as I am and that you will contact me personally should you have any questions.

For now, the various regulatory authorities that need to approve the transaction are expected to continue to “market test” the transaction by among others asking customers feedback. It may be that you will also be contacted in this process.

In the meantime we continue to take steps to ensure the business will have full continuity in delivering industry leading RF Power technology and support to you as a trusted partner for the long term.

Best regards,

Reinier Beltman

VP and General Manager BL RF Power